UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

KATE SPADE & COMPANY

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

485865109

(CUSIP Number of class of securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 485865109		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Financial LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,062,202

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,062,202

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,062,202

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.49%

14.	Type of Reporting Person IA; OO

CUSIP No. 485865109		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Capital Partners LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,062,202

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,062,202

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,062,202

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.49%

14.	Type of Reporting Person HC; OO

CUSIP No. 485865109		SCHEDULE 13D

1.	Name of Reporting Person: Supernova Management LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,062,202

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,062,202

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,062,202

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.49%

14.	Type of Reporting Person HC; OO

CUSIP No. 485865109		SCHEDULE 13D

1.	Name of Reporting Person: Alec N. Litowitz

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,062,202

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,062,202

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,062,202

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.49%

14.	Type of Reporting Person HC; IN

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D (this “Statement”) relates to the shares of common stock, par value $1.00 per share (the “Shares”), of Kate Spade & Company, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 2 Park Avenue, New York, New York 10016.

Item 2.	Identity and Background

(a)                                 The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).

This Statement relates to Shares held for the accounts of each of (i) Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company (“Magnetar Capital Master Fund”), (ii) Spectrum Opportunities Master Fund Ltd, a Cayman Islands exempted company (“Spectrum Master Fund”), (iii) Magnetar Fundamental Strategies Master Fund Ltd, a Cayman Islands exempted company (“Magnetar Fundamental Master Fund”), (iv) Magnetar PRA Master Fund Ltd, a Cayman Islands exempted company (“PRA Master Fund”), (v) Magnetar Constellation Fund II, Ltd, a Cayman Islands exempted company (“Constellation Fund”), (vi) Magnetar MSW Master Fund Ltd (“MSW Master Fund”), collectively, the (“Funds”), and (vii) two managed accounts for clients of Magnetar Financial (the “Managed Accounts”).

Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of private investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds and each of the Managed Accounts. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds and each of the Managed Accounts. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

(b)                                 The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c)                                  Each of the Funds is a private investment fund; each of the Managed Accounts is an account managed for a client of Magnetar Financial; Magnetar Financial is a privately-held SEC registered investment adviser and manager of private investment funds and managed accounts, including each of the Funds and each of the Managed Accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Litowitz is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

(d)                                 None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Litowitz is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by the Reporting Persons in purchasing the 7,062,202 Shares reported herein on behalf of the Funds and Managed Accounts have come directly from the assets of the Funds and Managed Accounts controlled by such Reporting Persons and their affiliates, which may, at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares reported herein on behalf of the Funds and Managed Accounts was $129,722,784 (excluding commissions and other execution-related costs).

The aggregate amount of funds used by the Reporting Persons in purchasing the 1,385 Shares on behalf of Magnetar Tactical Trading Master Fund Ltd, a Cayman Islands exempted company (“Magnetar Tactical Trading Master Fund”), which is a private investment fund of which Magnetar Financial serves as investment adviser and a Managed Account for a client of Magnetar Financial (“Managed Account 3”) was $60,521 (excluding commissions and other execution-related costs).

Item 4.	Purpose of Transaction

The Reporting Persons acquired the 7,062,202 Shares reported herein on behalf of the Funds and Managed Accounts after the public announcement of the Merger Agreement (as defined below) for purposes of receiving the merger consideration described below upon consummation of the Merger (as described below). The Reporting Persons currently intend to vote the 7,062,202 Shares reported herein on behalf of the Funds and Managed Accounts in favor of the Merger.

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

On Schedule A attached hereto, 44 of the Shares were sold, 997 Shares were shorted, 5 Shares were acquired and 1380 Shares were acquired to cover existing short positions by the Reporting Persons on behalf of Magnetar Tactical Trading Master Fund and Managed Account 3.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The Company reported in their Form 8-K Exhibit 2.1, Agreement and Plan of Merger by and among Coach, Inc., Chelsea Merger Sub Inc., and Kate Spade & Company, dated May 7, 2017  that 128,604,671 Shares were issued and outstanding.

(a)                                 Each of the Reporting Persons may have been deemed to have beneficial ownership of 7,062,202 Shares, which consists of (i) 277,550 Shares held by Magnetar Capital Master Fund, (ii) 121,170 Shares held for the benefit of Spectrum Master Fund, (iii) 96,670 Shares held for the benefit of Magnetar Fundamental Master Fund, (iv) 5,982,393 Shares held for the benefit of PRA Master Fund, (v) 72,310 Shares held for the benefit of Constellation Fund; (vi) 379,809 Shares held for the benefit of MSW Master Fund;  and (vii) 132,300 Shares held for the benefit of the Managed Accounts, and all such Shares represented beneficial ownership of approximately 5.49% of the Shares.

(b)                                 Each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 7,062,202 Shares, which consists of (i) 277,550 Shares held by Magnetar Capital Master Fund, (ii) 121,170 Shares held for the benefit of Spectrum Master Fund, (iii) 96,670 Shares held for the benefit of Magnetar Fundamental Master Fund, (iv) 5,982,393 Shares held for the benefit of PRA Master Fund, (v) 72,310 Shares held for the benefit of Constellation Fund; (vi) 379,809 Shares held for the benefit of MSW Master Fund;  and (vii) 132,300 Shares held for the benefit of the Managed Accounts, and all such Shares represented beneficial ownership of approximately 5.49% of the Shares.

(c)                                  Except as set forth on Schedule A attached hereto, the Reporting Persons had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Fund, each of the Managed Accounts, Magnetar Tactical Trading Master Fund and Managed Account 3. The transactions in the Shares set forth on Schedule A were effected in open market transactions on the New York Stock Exchange and various other trading markets.  .

As disclosed by the Company in the Form 8-K filed with the SEC on May 7, 2017:

On May 7, 2017, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Coach, Inc., a Maryland Corporation (“Parent”), and Chelsea Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”)

Pursuant to and subject to the terms and conditions of the Merger Agreement, Purchaser will commence an all-cash tender offer no later than May 26, 2017 to acquire any and all of the company’s outstanding shares of common stock, par value $1.00 per share.  The Shares will be acquired at a purchase price of $18.50 per share, subject to any required withholding of taxes and without interest thereon.

(d)                                 Except for clients of Magnetar Financial who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares reported herein, if any, held in Managed Accounts, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

The 997 Shares described herein that were sold short on behalf Magnetar Tactical Trading Master Fund and Managed Account 3 were obtained by Magnetar Tactical Trading Master Fund and the Managed Account 3 from prime brokers pursuant to customary securities lending agreements.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of May 18, 2017 among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2017

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

	By:	/s/ Alec N. Litowitz
		Name:	Alec N. Litowitz
		Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

	By:	/s/ Alec N. Litowitz
		Name:	Alec N. Litowitz
		Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

	By:	/s/ Alec N. Litowitz
		Name:	Alec N. Litowitz
		Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

The Funds, Managed Accounts, Magnetar Tactical Trading Master Fund and Managed Account 3

Date	Number of Shares Bought (Sold)	Price Per Share($)(*)(**)
3/20/2017	31	$22.845	(1)
3/21/2017	2	$22.83	(2)
3/28/2017	1	$23.07
4/4/2017	9	$19.35667	(3)
4/6/2017	1	$19.75
4/10/2017	2	$19.69	(4)
4/11/2017	1	$19.74
4/13/2017	2	$19.40	(5)
4/18/2017	5	$18.158	(6)
4/19/2017	1	$18.27
4/20/2017	2	$18.235	(7)
4/21/2017	2	$17.6	(8)
4/24/2017	3	$17.49667	(9)
4/25/2017	3	$17.36333	(10)
4/26/2017	2	$17.475	(11)
4/27/2017	2	$17.635	(12)
5/1/2017	2	$16.955	(13)
5/2/2017	1	$17.00
5/3/2017	1	$16.73
5/4/2017	1	$16.75
5/8/2017	6,962,202	$18.36759	(14)
5/9/2017	101,311	$18.43858	(15)

(1) Reflects a weighted average purchase price of $23.845 per share, at prices ranging from $23.75 to $23.92 per share.

(2) Reflects a weighted average purchase price of $22.83 per share, at prices ranging from $22.80 to $22.86 per share.

(3) Reflects a weighted average purchase price of $19.35667 per share, at prices ranging from $19.30 to $19.47 per share.

(4) Reflects a weighted average purchase price of $19.69 per share, at prices ranging from $19.44 to $19.94 per share.

(5) Reflects a weighted average purchase price of $19.40 per share, at prices ranging from $19.33 to $19.47 per share.

(6) Reflects a weighted average purchase price of $18.158 per share, at prices ranging from $18.06 to $18.35 per share.

(7) Reflects a weighted average purchase price of $18.235 per share, at prices ranging from $18.12 to $18.35 per share.

(8) Reflects a weighted average purchase price of $17.60 per share, at prices ranging from $17.50 to $17.70 per share.

(9) Reflects a weighted average purchase price of $17.49667 per share, at prices ranging from $17.28 to $17.79 per share.

(10) Reflects a weighted average purchase price of $17.3633 per share, at prices ranging from $17.24 to $17.51 per share.

(11) Reflects a weighted average purchase price of $17.475 per share, at prices ranging from $17.32 to $17.63 per share.

(12) Reflects a weighted average purchase price of $17.635 per share, at prices ranging from $17.57 to $17.70 per share.

(13) Reflects a weighted average purchase price of $16.955 per share, at prices ranging from $16.85 to $17.06 per share.

(14) Reflects a weighted average purchase price of $18.36759 per share, at prices ranging from $18.345 to $18.41 per share.

(15) Reflects a weighted average purchase price of $18.43858 per share, at prices ranging from $18.40 to $18.44 per share.

(*)Excludes commissions and other execution-related costs.

(**) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

Magnetar Tactical Trading Master Fund and Managed Account 3

Date	Number of Shares Bought (Sold)	Price Per Share($)(*)(**)
3/24/2017	(1)	$23.25
3/27/2017	(10)	$23.539	(1)
3/28/2017	(31)	$23.04355	(2)
4/3/2017	(1)	$22.90
4/4/2017	(8)	$19.44375	(3)
4/6/2017	(46)	$19.67435	(4)
4/7/2017	(56)	$19.73125	(5)
4/10/2017	(139)	$19.50838	(6)
4/11/2017	(1)	$19.61
4/13/2017	(1)	$19.32
4/17/2017	(301)	$19.40475	(7)
4/18/2017	(10)	$18.064	(8)
4/19/2017	(4)	$18.10375	(9)
4/20/2017	(1)	$17.97
4/21/2017	(2)	$17.595	(10)
4/24/2017	(1)	$17.34
4/25/2017	(2)	$17.44	(11)
4/26/2017	(137)	$17.38715	(12)
4/27/2017	(1)	$17.74
4/28/2017	(1)	$17.40
5/1/2017	(146)	$16.90918	(13)
5/2/2017	(1)	$17.00
5/3/2017	(1)	$16.73
5/5/2017	(83)	$16.84916	(14)
5/8/2017	(4)	$18.365	(15)
5/9/2017	(52)	$18.42615	(16)

(1) Reflects a weighted average sale price of $23.539 per share, at prices ranging from $23.49 to $23.58 per share.

(2) Reflects a weighted average sale price of $23.04355 per share, at prices ranging from $22.99 to $23.18 per share.

(3) Reflects a weighted average sale price of $19.44375 per share, at prices ranging from $19.27 to $19.74 per share.

(4) Reflects a weighted average sale price of $19.67435 per share, at prices ranging from $19.57 to $19.872 per share.

(5) Reflects a weighted average sale price of $19.73125 per share, at prices ranging from $19.64 to $19.86 per share.

(6) Reflects a weighted average sale price of $19.50838 per share, at prices ranging from $19.44 to $19.56 per share.

(7) Reflects a weighted average sale price of $19.40475 per share, at prices ranging from $19.37 to $19.44 per share.

(8) Reflects a weighted average sale price of $18.064 per share, at prices ranging from $17.97 to $18.29 per share.

(9) Reflects a weighted average sale price of $18.10375 per share, at prices ranging from $18.00 to $18.17 per share.

(10) Reflects a weighted average sale price of $17.595 per share, at prices ranging from $17.48 to $17.71 per share.

(11) Reflects a weighted average sale price of $17.44 per share, at prices ranging from $17.37 to $17.51 per share.

(12) Reflects a weighted average sale price of $17.38715 per share, at prices ranging from $17.28 to $17.59 per share.

(13) Reflects a weighted average sale price of $16.90918 per share, at prices ranging from $16.82 to $17.01 per share.

(14) Reflects a weighted average sale price of $16.84916 per share, at prices ranging from $16.77 to $16.92 per share.

(15) Reflects a weighted average sale price of $18.365 per share, at prices ranging from $18.36 to $18.37 per share.

(16) Reflects a weighted average sale price of $18.42615 per share, at prices ranging from $18.41 to $18.44 per share.

(*) Excludes commissions and other execution-related costs.

(**) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price will be provided.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of May 18, 2017, among the Reporting Persons.